ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT [redacted]ation and Production Public Company Limited
A Company of PTT Group

07021201

PTTEP No.1.910/075 /200

Finance Department
Tel. 0-2537-4609

February 16 , 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

SUPPL

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on February 13, 2007. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,286,351,700.00 (Three thousand two hundred and eighty six million and three hundred and fifty one thousand and seven hundred Baht)

2. The Company's issued and paid-up shares are 3,286,351,700 (Three thousand two hundred and eighty six million and three hundred and fifty one thousand and seven hundred shares), which are categorized as follows:

Ordinary Shares :	3,286,351,700	(Three thousand two hundred and eighty six million and three hundred and fifty one thousand and seven hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

PROCESSED
FEB 23 2007
THOMSON FINANCIAL

Maroot Mrigadat
President

END